Daniel Kooman <[redacted]

Wed, Aug 6, 12:10 PM

to Matthew

Dear [First Name],

We're thrilled to share that our *Daniel* movie, which **you** crowdfunded with us INTO production *is about to begin principal photography*!

Thanks to the support of our early investors, the film has progressed so far that our distributors are encouraging us to raise funds for the final push: **post-production and marketing**. Through a brand new round on Wefunder, our **Reg CF crowdfunding campaign** gives us a real opportunity to raise the balance needed to **release the film *as early as Easter 2026.*** By partnering now, it gives us the most preparation time to deliver Daniel's story of courage, prophecy, and unshakable faith to millions of people in theaters.

This is more than a movie. It's a chance to invest in a project that boldly proclaims truth in a time of uncertainty. Make a reservation today, as this will be a lightning round, with reservations only available to the faithful. The first 150K in this round also receive early bird terms.

Make a reservation in Daniel Film LLC

Thank you for praying, sharing, and standing with us as we bring this vision to life. Together, we are continuing the legacy started by Daniel, Shadrach, Meshach and Abednego.

With gratitude,
The Kooman Brothers
Daniel [redacted] LC

Daniel [redacted] LC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No pa[redacted]e purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Daniel Kooman | New Movie Daniel